July 1, 2015

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust et al. (File No. 812-14431); Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen,

On behalf of Northern Lights Fund Trust (the “Trust”), Dearborn Capital Management, LLC (the “Adviser”) and Northern Lights Distributors, LLC (the “Distributor”, and collectively with the Trust and the Adviser, the “Applicants”), we submitted an application (the “Application”) on March 11, 2015 seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Rule 12d1-2(a) under the Act. I am writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please contact JoAnn Strasser at (614) 469-3265 or Andrew Davalla at (614) 469-3353

Very truly yours,

/s/ JoAnn Strasser

JoAnn Strasser

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